March 7, 2025

Costamare Bulkers Holdings Limited
Amended Draft Registration Statement on Form 20-FR12B
Response Letter dated December 27, 2024
CIK 0002033535

Dear Mr. Timothy S. Levenberg:

We refer to the letter dated January 10, 2025 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to Costamare Bulkers Holdings Limited (the “Company”), setting forth the comments of the SEC staff (the “Staff”) on the Company’s response letter dated December 27, 2024, relating to the Company’s amended draft registration statement on Form 20-F (the “Form 20-F”), which was confidentially submitted to the SEC on November 13, 2024.  The Company has today confidentially submitted with the SEC this letter, which sets forth the Company’s responses to the comments contained in the Comment Letter.  The Company intends to confidentially submit, at a later date, a further amended draft registration statement on Form 20-F, including changes in response to the Staff’s comments described below.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  The Staff’s comments are set forth in bold, followed by the Company’s response to those comments.  Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Form 20-F.

Response Letter dated December 27, 2024

Financial Statements, page F-1

1.
We understand from your response to prior comment 5 that you do not believe financial statements for the registrant are required because you believe it meets the definition of a business combination related shell company, although you represent that the Company “…will acquire the Shipowning Subsidiaries prior to completion of the spin-off and will acquire CBI promptly after completion of the spin-off.”

The definition of a business combination related shell company (as set forth in Rule 405 of Regulation C) applies when the shell entity is formed either solely for the purpose of changing its corporate domicile within the United States; or solely for the purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company.

As the Company is incorporated in the Republic of the Marshall Islands and is the intended recipient of the dry bulk business of Costamare Inc., it does not meet this definition. We reissue prior comment 5.

Response:

In response to the Staff’s comments, we will include the audited consolidated financial statements for the Company in our next submission of the draft registration statement on Form 20-F.

2.
We note your disclosure on page 42 stating “Currently Costamare Bulkers Holdings holds all of the equity interests in Costamare Inc.’s subsidiaries that held, hold or were formed for the purpose of holding the owned dry bulk vessels and any related assets and liabilities through our wholly owned subsidiary, Costamare Bulkers Ships.” Tell us how your response to prior comment 5, characterizing Costamare Bulkers Holdings Ltd. as a shell company, reconciles with this disclosure.

Please clarify the extent to which this disclosure reflects any aspects of the internal reorganization that was intended to be completed prior to the spin-off, as referenced on pages F-8 and F-18, and indicate the dates associated with any such events. Please describe to us the status of the entity since its formation on September 29, 2023, and provide us with details of all operations, including any assets and liabilities held or conducted by or through the entity since that date.

Please also explain to us how the formation date and your characterization of the entity as a shell company reconcile with disclosures on pages 31 and F-39 of the Costamare Inc. 2023 third quarter, and 2022 annual reports, in which Costamare Bulkers Holdings Limited is identified as the parent of Costamare Bulkers Inc. beginning in 2022.

Response:

Since the time of its formation, the Company has only engaged in activities in connection with its formation, the Restructuring Transactions (as defined in the 20-F) and the spin-off, including the refinancing of certain credit facilities secured by dry bulk vessels owned by Costamare Inc. (“CMRE”) in connection with the spin-off. For the years ended December 31, 2024 and 2023, the Company had no operations (other than activities related to the refinancing of certain credit facilities in connection with the spin-off, as described below), and as of December 31, 2024, the Company had no liabilities and its only asset was its equity interest in its wholly-owned subsidiary, Costamare Bulkers Ships Inc. (“CBSI”), which was incorporated in July 2024, as discussed below. CBSI also had no operations for the year ended December 31, 2024 (other than activities related to the refinancing of certain credit facilities in connection with the spin-off, as described below), and nominal assets and liabilities as of December 31, 2024. However, prior to the spin-off, CMRE will contribute to CBSI all of the equity interests in CMRE’s subsidiaries that held, hold or were formed for the purpose of holding all dry bulk vessels owned by CMRE (the “Shipowning Subsidiaries”). As such, the disclosure on page 42 of the Form 20-F reflects the structure that will be in place at the time the spin-off occurs.

The Shipowning Subsidiaries are comprised of 67 companies currently owned by CMRE, out of which 37 companies own or have agreed to acquire dry bulk vessels, 15 companies have previously owned and sold or have agreed to sell their dry bulk vessels and 15 companies are to be used for future dry bulk vessel acquisitions, as discussed on page F-8.

The Company was incorporated under the laws of the Republic of the Marshall Islands on September 29, 2023.  No activity was undertaken by the Company from the date of its incorporation until July 11, 2024.  On July 11, 2024, an organizational meeting was conducted for the Company via written consent and CMRE subscribed for and was issued 10,000 shares of the capital stock of the Company at a price of $0.0001 per share, making CMRE the sole shareholder of the Company.  CBSI was incorporated under the laws of the Republic of the Marshall Islands on July 11, 2024.  On July 15, 2024, the Company subscribed for and was issued one share of the capital stock of CBSI at a price of $1.00 per share, making the Company the sole shareholder of CBSI.  As discussed above, prior to the consummation of the spin-off, the Shipowning Subsidiaries will be contributed to CBSI.

In December 2024, certain of the Shipowning Subsidiaries, CMRE, the Company and CBSI entered into four new loan agreements for the New Credit Facilities (as defined in the 20-F).  Said Shipowning Subsidiaries are borrowers under these loan agreements and the Company and/or CBSI will become guarantors under the loan agreements immediately upon completion of the spin-off.  In connection with the entry into the loan agreements, the Company and/or CBSI opened accounts with the financing banks.  Under one of these loan agreements, CMRE transferred an amount of $2.1 million to CBSI’s account with the relevant bank to serve as pledged liquidity.  No funds have been deposited in the remaining accounts to date.  No operations were conducted by or through the Company or CBSI from their respective dates of incorporation through December 31, 2024 other than the participation in the above-mentioned loans and the pledged deposit under one of these loans.

The Costamare Bulkers Holdings Limited entity referenced in CMRE’s 2023 third quarter and 2022 annual reports is a Cyprus entity that is separate from the Company and unrelated to the spin-off and other transactions described in the Form 20-F. Despite having the same name as the Cyprus company referred to in CMRE’s prior filings, the Company is an entirely different entity incorporated in the Republic of the Marshall Islands, and is wholly distinct from the Cyprus entity. The Cyprus entity was previously the parent of Costamare Bulkers Inc., but in the fourth quarter of 2023, the shares of Costamare Bulkers Inc. held by the Cyprus entity were transferred to CMRE as part of an internal restructuring. We will add disclosure clarifying the foregoing in our next submission of the draft registration statement on Form 20-F.

*          *          *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ D. Scott Bennett

D. Scott Bennett

Mr. Timothy S. Levenberg
Division of Corporation Finance
Office Of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

Copy to:

Mr. Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian
MC 98000 Monaco